Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184006

SUPPLEMENT NO. 3

DATED MAY 24, 2013

TO THE PROSPECTUS DATED APRIL 25, 2013

OF BLUEROCK MULTIFAMILY GROWTH REIT, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Bluerock Multifamily Growth REIT, Inc., formerly known as Bluerock Enhanced Multifamily Trust, Inc., or the Company, dated April 25, 2013, Supplement No. 1 dated April 25, 2013 and Supplement No. 2 dated May 22, 2013. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 3 is to disclose operating information with respect to our quarterly period ended March 31, 2013, including the status of our public offering, portfolio-level information on our investments, selected financial data, funds from operations and modified funds from operations information, net operating income information, distribution information, dilution information, compensation to our advisor, its affiliates and our dealer manager, and information regarding our share repurchase plan.

OPERATING INFORMATION

Status of our Offering

We commenced our follow-on offering of shares of our common stock on April 12, 2013, which we refer to as our follow-on offering. In our initial offering, we issued 2.4 million shares of our common stock for gross offering proceeds of approximately $22.2 million. In this follow-on offering, we are offering a maximum of $500,000,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share. We are also offering up to $50,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, or DRP, at $9.50 per share. As of May 20, 2013, we have issued 9,000 shares of our common stock in our follow-on offering for gross offering proceeds of approximately $90,000. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas or Ohio.

Investment Portfolio

Investments in Unconsolidated Real Estate Joint Ventures

As of April 30, 2013, we have acquired, through wholly-owned subsidiaries of our operating partnership, joint venture interests in seven total properties. Six of our properties are currently operational and one of our properties is in development. The following is a summary of our investment portfolio ($ in thousands) as of April 30, 2013:

						Joint Venture Equity Investment Information
Multifamily Community Name/Location	Approx. Rentable Square Footage(1)	Number of Units	Date Acquired	Property Acquisition Cost(2)	Capitalization Rate(3)	Gross Amount of Our Investment	Our Indirect Ownership Interest in Property Owner	Approx. Annualized Base Rent (4)	Average Annual Effective Rent Per Unit(5)	Approx. % Leased
Springhouse at Newport News/Newport News, Virginia	310,826	432	12/3/2009	$29,250	8.3%	$2,670	38.25%	$4,424	$10	94%
The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	3/31/2010	$14,250	7.4%	$717	24.70%	$2,340	$12	86%
The Estates at Perimeter/ Augusta, Georgia	266,148	240	9/1/2010	$24,950	7.3%	$1,931	25.00%	$3,023	$12	95%
Gardens at Hillsboro Village/ Nashville, Tennessee	187,430	201	9/30/2010	$32,394	6.5%	$1,298	12.50%	$3,800	$19	98%
Enders Place at Baldwin Park/Orlando, Florida	234,600	198	10/02/2012	$25,100	6.7%	$4,599	48.40%	$3,516	$17	93%
MDA Apartments/Chicago, Illinois	160,290	190	12/17/2012	$54,900	5.9%	$6,098	35.31%	$4,925	$26	92%
Total/Average	1,370,926	1,453		$180,844		$17,313		$22,028	$16	93%

(1)	The approximate rentable square footage for the MDA Apartments includes 8,200 square feet of retail space.
(2)	Property Acquisition Cost excludes acquisition fees and closing costs.
(3)	The capitalization rate of the properties is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property, contracts in place or under negotiation, and our plans for operation of the property for a one-year period of time after acquisition of the property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income is not necessarily indicative of future operating results.
(4)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases as of April 30, 2013 and does not take into account any rent concessions or prospective rent increases.
(5)	Annual effective rent per unit reflects tenant concessions available over the term of the lease.

On October 18, 2012, we acquired a 58.575% indirect equity interest and, on December 17, 2012, we acquired a 5.158% indirect equity interest, in a to-be developed class A, mid-rise apartment community known as 23Hundred @ Berry Hill located in Nashville, Tennessee, or the Berry Hill Property, for a total investment of $4.2 million. The Berry Hill Property is anticipated to consist of approximately 194,275 rentable square feet encompassing 266 units.

Debt Obligations

Debt Obligations of Us

On October 2, 2012, we entered into a working capital line of credit provided by Bluerock Special Opportunity + Income Fund II, LLC, or BEMT Co-Investor II, and Bluerock Special Opportunity + Income Fund III, LLC, or BEMT Co-Investor III, collectively the BEMT Co-Investors, both of which are affiliates of our sponsor, pursuant to which we may borrow up to $12.5 million, or the BEMT Co-Investor LOC. The BEMT Co-Investor LOC had an initial term of six (6) months, an initial maturity date of April 2, 2013, and was prepayable without penalty. The BEMT Co-Investor LOC was to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 7.50%, annualized for three months, and thereafter to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50% for the remainder of the initial term. Interest on the BEMT Co-Investor LOC is paid on a current basis from cash flow distributed to us from our real estate assets, and is secured by a pledge of our unencumbered real estate assets, including those of our wholly owned subsidiaries. Pursuant to the terms of the BEMT Co-Investor LOC, we are entitled to extend the maturity date in our sole and absolute discretion, with at least five (5) days’ prior written notice to the BEMT Co-Investors, for an additional six (6) month period to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50%.

On March 4, 2013, the Company and the BEMT Co-Investors agreed to amend the BEMT Co-Investor LOC, or the BEMT Co-Investor LOC Amendment, by increasing the commitment amount thereunder from $12.5 million to $13.5 million and extending the initial term by six (6) months to October 2, 2013. All other terms of the BEMT Co-Investor LOC remain unchanged. In accordance with the requirements of our charter, the BEMT Co-Investor LOC Amendment was reviewed and approved by a majority of our board of directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances.

Debt Obligations of Our Joint Ventures

In connection with our joint ventures’ acquisitions of the properties described above, such joint ventures have entered into loan agreements for senior financing of the acquisitions which are secured by the respective property. The following is a summary of the mortgage loans which encumber the properties in which we have invested as of April 30, 2013:

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Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Maturity Date
Springhouse at Newport News Mortgage Loan(1)	$23.04 million	5.66%	Interest only for the first two years, followed by monthly principal and interest payments of $135,221 with principal calculated using an amortization term of 30 years.	01/01/2020
Reserve at Creekside Village Mortgage Loan(2)	$12.68 million	4.6%	Monthly principal and interest payments of $59,155 with principal calculated using an amortization term of 40 years.	11/01/2050
Estates at Perimeter Mortgage Loan(1)	$17.80 million	4.25%	Interest only for the first two years, followed by monthly principal and interest payments of $88,344 with principal calculated using an amortization term of 30 years.	09/01/2017
Gardens at Hillsboro Village Mortgage Loan(1)	$22.99 million	3.97%	Interest only for the first two years, followed by monthly principal and interest payments of $110,288 with principal calculated using an amortization term of 30 years.	10/01/2017
Enders Place at Baldwin Park Mortgage Loan(3)	$17.50 million	3.97%	Interest only for the first two years, followed by monthly principal and interest payments of $83,245 with principal calculated using an amortization term of 30 years.	11/01/2022
23Hundred @ Berry Hill Construction Loan (4)	$0.75 million(5)	Variable(6)	Interest only during the initial three-year term. In the event that the extension option is exercised, monthly payments will consist of principal plus interest. Principal payments shall be in equal monthly amounts calculated by determining the first two (2) years’ aggregate principal reduction of a thirty (30) year amortizing loan at the greater of (A) the actual interest rate, (B) a ten (10) year U.S. Treasury Note, plus two hundred fifty (250) basis points, or (C) six and one-half percent (6.5%), divided by twenty-four (24).	09/30/2015(7)
MDA Apartments Mortgage Loan	$37.60 million	5.35%	Interest only during the initial three-year term, followed by monthly principal and interest payments of $209,964 with principal calculated using an amortization term of 30 years.	01/01/2023(8)

_______________

(1)	May be prepaid subject to a prepayment penalty.
(2)	Until November 30, 2020, a prepayment premium equal to a percentage of the principal balance would be due. The prepayment premium was 8% on December 1, 2012 and reduces by 1% every December 1 until December 1, 2020 when the loan can be prepaid without penalty.
(3)	Until the expiration of the yield maintenance period, which expires on the date the note is assigned to a REMIC trust, if such assignment occurs prior to November 1, 2012, or May 1, 2022, a prepayment premium equal to a percentage of the principal balance would be due. After the expiration of the yield maintenance period until August 1, 2022, a prepayment premium equal to a maximum of 1% of the principal balance would be due if the loan were prepaid. Beginning August 1, 2022, the loan can be prepaid without penalty.
(4)	The 23Hundred @ Berry Hill Construction Loan can be prepaid without penalty; provided that, as long as the applicable interest rate is based on LIBOR, any payments made on a day other than the last day of an interest period shall be subject to breakage fees.
(5)	The 23Hundred @ Berry Hill Construction Loan is drawn on as funds are needed for construction, up to $23.57 million. As of April 30, 2013, the outstanding balance is $0.75 million.
(6)	The effective interest rate on the loan is a variable per annum rate equal to the one-month LIBOR rate plus (i) 2.75% prior to construction completion, and (ii) 2.50% after construction completion. In the event that LIBOR becomes unavailable, the interest rate will become the prime rate plus the applicable spread.
(7)	Subject to two (2) one-year extensions.
(8)	May be prepaid, in full, at any time beginning in the third year of the term on at least 30 business days’ prior notice and the payment of a prepayment premium equal to the greater of (a) 1% of the principal balance and (b) a yield maintenance amount determined under the promissory note.

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Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013. Investors should note that we acquired additional interests in our joint ventures in the Springhouse and Creekside properties and disposed of all of our joint venture interest in the Meadowmont property on June 27, 2012. Further, we acquired our joint venture interests in the Enders and Berry Hill properties in October 2012 and our interest in MDA on December 17, 2012.

	As of
	March 31, 2013	December 31, 2012	December 31, 2011
Balance sheet data
Total net real estate investments	$148,461,064	$146,589,933	$-
Total investments in unconsolidated real estate joint ventures	2,307,274	2,398,902	5,387,147
Total assets	157,013,499	156,631,431	5,916,882
Mortgage payable	95,858,451	96,099,690	-
Line of credit	13,127,803	11,935,830	-
Notes payable to affiliates	-	-	3,834,578
Total liabilities	114,441,747	113,147,458	6,281,022
Total stockholders’ equity (deficit)	9,960,893	11,037,961	(384,885)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011
Operating data
Total revenue	$3,534,610	$-	$4,525,657	$-
Total expenses	4,049,779	420,845	10,150,211	3,895,104
Equity in earnings (loss) of unconsolidated joint ventures	33,250	36,633	13,435	(73,665)
Operating loss	(481,919)	(384,212)	(5,611,119)	(3,968,769)
Total other (expense) income(1)	(1,269,084)	(65,855)	12,976,427	(346,562)
Net (loss) income attributable to common shareholders	(1,226,132)	(450,067)	3,920,841	(4,315,331)

Per share data
Net (loss) income per common share – basic	$(0.54)	$(0.37)	$2.33	$(5.34)
Net (loss) income per common share - diluted	$(0.54)	$(0.37)	$2.31	$(5.34)

Other data
Cash flows provided by (used in) operations	$89,886	$(275,234)	$(2,048,484)	$(1,051,693)
Cash flows used in investing activities	(2,930,565)	(5,860)	(10,851,725)	(63,901)
Cash flows provided by financing activities	2,334,981	93,859	15,268,802	1,410,927

Weighted average number of common shares outstanding - basic	2,264,243	1,207,248	1,679,778	809,304
Weighted average number of common shares outstanding - diluted	2,264,243	1,207,248	1,696,253	809,304

(1) Total other income (expense) for the year ended December 31, 2012 includes a non-recurring gain on the sale of our joint venture interest in the Meadowmont property of $2,014,533, net of disposition fees, and a non-recurring gain on business combinations of $8,882,954, net of acquisition costs.

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Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the National Association of Real Estate Investment Trusts, or NAREITs, definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property and impairment charges, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

In addition to FFO, we use modified funds from operations, or Modified Funds from Operations or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;
(2)	straight line rent amounts, both income and expense;
(3)	amortization of above or below market intangible lease assets and liabilities;
(4)	amortization of discounts and premiums on debt investments;
(5)	gains or losses from the early extinguishment of debt;
(6)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our operations;
(7)	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;
(8)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;
(9)	gains or losses related to contingent purchase price adjustments; and
(10)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management, investors and analysts assess the sustainability of our operating performance, and in particular, after our offering and acquisition stages are complete primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. As we are currently in our offering and acquisition stage, we expect that the exclusion of acquisition expense will be our most significant adjustment for the near future. We have incurred $77,556 of acquisition expense during the three months ended March 31, 2013. There were no acquisition expenses incurred during the three months ended March 31, 2012.

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our advisor or third parties. Table 1 presents our calculation of FFO and MFFO for the three months ended March 31, 2013 and 2012.

Because we have been raising capital in our offering since our inception, did not commence real estate operations until the end of 2009, made several additional equity investments in 2010, made no investments in 2011, made additional equity investments in 2012, as well as one disposition, and made no investments in the three months ended March 31, 2013, the results presented in Table 1 below are not directly comparable and should not be considered an indication of our future operating performance. Table 2 presents additional information about our MFFO on a property-level basis and presents our calculation of our pro-rata share of our investments’ MFFO for the three months ended March 31, 2013.

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TABLE 1	Three Months Ended March 31,
	2013	2012

Net income (loss) available to common shareholders	$(1,226,132)	$(450,067)
Add: Pro-rata share of investments
depreciation and amortization(1)	784,197	-
FFO	(441,935)	(450,067)
Add: Pro-rata share of investments
acquisition and disposition costs	77,721	-
MFFO	$(364,214)	$(450,067)

(1)	The real estate depreciation and amortization amount includes our share of consolidated real estate-related depreciation and amortization of intangibles, less amounts attributable to noncontrolling interests, and our similar estimated share of unconsolidated depreciation and amortization, which is included in earnings of our unconsolidated real estate joint venture investments.

TABLE 2	Three Months Ended March 31, 2013
	Springhouse	Creekside	Augusta	Hillsboro	Enders	MDA	Berry Hill	Total
Pro-rata share of properties’ income (loss)	$93,674	$24,615	$65,565	$45,192	$124,034	$121,125	$(27,112)	$447,093
Less:
Depreciation and amortization	(102,986)	(32,331)	(49,488)	(28,151)	(243,989)	(327,252)	-	(784,197)
Affiliate loan interest, net	-	-	-	-	(75,452)	(125,565)	(50,301)	(251,318)
Asset management and oversight fees	(22,252)	(8,308)	(11,823)	(7,505)	(39,586)	(42,320)	(2,345)	(134,139)
Acquisition and disposition costs	(1,148)	-	-	-	(307)	(31,152)	(45,114)	(77,721)
Corporate operating expenses(1)	(56,093)	(24,065)	(20,914)	(16,522)	(69,389)	(141,559)	(97,308)	(425,850)
Net income (loss)	$(88,805)	$(40,089)	$(16,660)	$(6,986)	$(304,689)	$(546,723)	$(222,180)	$(1,226,132)
Add:
Depreciation and amortization	102,986	32,331	49,488	28,151	243,989	327,252	-	784,197
FFO	$14,181	$(7,758)	$32,828	$21,165	$(60,700)	$(219,471)	$(222,180)	$(441,935)
Add:
Acquisition and disposition costs	1,148	-	-	-	307	31,152	45,114	77,721
MFFO	$15,329	$(7,758)	$32,828	$21,165	$(60,393)	$(188,319)	$(177,066)	$(364,214)

(1)	Corporate operating expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $18,750 and $15,000 was recognized for the three months ended March 31, 2013 and 2012, respectively.
•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $351,424 and $2,514 was recognized for the three months ended March 31, 2013 and 2012, respectively.

Distributions

We intend to make regular distributions to our stockholders typically on a monthly basis, in the form of cash or shares of our common stock depending on the election of the recipient stockholder. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of cash flow provided by operations.

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The cash distributions paid in the four quarters ended December 31, 2012 were approximately $695,415. Distributions funded through the issuance of shares under our DRP in the four quarters ended December 31, 2012 were approximately $429,935. For the four quarters ended December 31, 2012, cash flow used in operations was approximately $(2,048,484). Distributions in excess of cash flow provided by operations were funded with proceeds from this offering.

The cash distributions paid in the three months ended March 31, 2013 were approximately $236,738. Distributions funded through the issuance of shares under our DRP in the three months ended March 31, 2013 were approximately $148,429. For the three months ended March 31, 2013, cash flow provided by operations was approximately $89,886. Distributions in excess of cash flow provided by operations were funded with proceeds from this offering.

The following table presents information regarding our distributions by quarter for the year ended December 31, 2012 and the three months ended March 31, 2013:

	Distributions Paid						Sources of Cash Distributions
	Cash	Distributions Reinvested (DRIP)	Total	Cash Flow Provided by (Used in) Operations	Total Distributions Declared	Declared Distributions Per Share(1)	Cash Flow Provided by Operations/ Percent of Total Cash Distributions Paid	Offering Proceeds/ Percent of Total Cash Distributions Paid
2013
First Quarter	$236,738	$148,429	$385,167	$89,886	$393,291	$0.175	$0.00/0	$385,167/100%

2012
First Quarter	$119,815	$77,893	$197,708	$(275,234)	$213,217	$0.175	$0.00/0	$197,708/100%
Second Quarter	158,737	96,455	255,192	(3,619)	272,107	0.175	0.00/0	255,192/100%
Third Quarter	194,505	118,919	313,424	(1,720,869)	332,188	0.175	0.00/0	313,424/100%
Fourth Quarter	222,358	136,668	359,026	(48,762)	374,316	0.175	0.00/0	359,026/100%
Total	$695,415	$429,935	$1,125,350	$(2,048,484)	$1,191,828	$0.700	$0.00/0	$1,125,350/100%

(1)	Distributions declared per share assumes the share was issued and outstanding each day during the period and is based on a declared daily distribution rate of $0.00191781.

For our three months ended March 31, 2013, we paid total distributions, including distributions reinvested through our DRP, of approximately $385,167, all of which were paid from offering proceeds. Our FFO for the three months ended March 31, 2013 was approximately $(441,935). Our net loss for the three months ended March 31, 2013 was approximately $1,226,132. Since our inception on July 25, 2008 through March 31, 2013, we have paid total distributions, including distributions reinvested through our DRP, of $2,069,969, all of which were paid from offering proceeds, and have had cumulative FFO of approximately $(8,201,392) and a cumulative net loss of approximately $(4,366,413). Of the 34 months in which we paid distributions prior to April 1, 2013, offering proceeds were used in all of those months to pay distributions. For the year ended December 31, 2012, we paid total distributions, including distributions reinvested through our DRP, of approximately $1,125,350, all of which were paid from offering proceeds. Our FFO for the year ended December 31, 2012 was approximately $(3,084,900) and our net income for the year ended December 31, 2012 was approximately $3,920,841. For a discussion of how we calculate FFO and why our management considers it a useful measure of REIT operating performance as well as a reconciliation of FFO to our net loss, please see “—Funds from Operations and Modified Funds From Operations” above.

On November 5, 2012, our board of directors authorized distributions payable to the stockholders of record each day for the period from January 1, 2013 through March 31, 2013. On March 4, 2013, our board of directors authorized distributions payable to the stockholders of record each day for the period from April 1, 2013 through June 30, 2013. On May 7, 2013, our board of directors authorized distributions payable to the stockholders of record each day for the period from July 1, 2013 through September 30, 2013. Distributions payable to each stockholder of record will be paid on or before the 15th day of the following month. Distributions are calculated based on stockholders of record per day during the period. Cash distributions are calculated at a rate of $0.00191781 per share of common stock per day, which would equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share. Stock distributions are calculated at a rate of $0.00219178 per share of common stock per day, which would equal a daily amount that, if paid each day for a 365-day period, would equal an 8.0% annualized rate based on a purchase price of $10.00 per share. As current corporate operating expenses exceed cash flow received from our investments in real estate joint ventures, we can make no assurance that our board of directors will continue to approve monthly distributions at the current rate.

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Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net value for in-place leases and loan costs net of amortization) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid or payable to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of March 31, 2013, our net tangible book value per share was $4.19. To the extent we are able to raise substantial additional proceeds in this offering, the liabilities that cause dilution in the value of our common stock are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at March 31, 2013 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Management Compensation

 Our advisor, Bluerock Multifamily Advisor, LLC, and its affiliates, and our dealer manager receive compensation and fees for services relating to this offering and managing our assets. In addition, our advisor and its affiliates receive reimbursements for certain organization and offering costs.  Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates and to the dealer manager, and any related amounts payable, for the three months ended March 31, 2013 and the year ended December 31, 2012:

	Incurred for the		Payable as of
Type of Compensation	Three Months Ended March 31, 2013	Year Ended December 31, 2012	March 31, 2013	December 31, 2012
Selling Commissions	$65,581	$711,737	$-	$-
Dealer Manager Fee(1)	30,928	324,627	-	-
Asset Management and Oversight Fees	134,139	315,696	558,708	426,938
Acquisition Fees	-	848,737	318,792	322,440
Financing Fees	-	357,809	5,891	5,891
Reimbursable Offering Costs(2)	-	49,808	183,197	197,300
Reimbursable Organizational Costs	-	-	49,931	49,931
Reimbursable Operating Expenses(3)	121,580	411,719	503,239	431,850

(1)    Includes amounts reallowed from the dealer manager fee to selected dealers.

(2)   Our advisor has incurred an additional $2.4 million of offering expenses on our behalf; these will become payable as additional offering proceeds are raised in this offering to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.

(3)    Under our advisory agreement our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities and information technology costs. We do not, however, reimburse our advisor for personnel costs in connection with services for which our advisor receives acquisition, asset management or disposition fees or for personnel costs related to the salaries of our executive officers. Our charter limits our total operating expenses at the end of the four preceding fiscal quarters to the greater of (A) 2% of our average invested assets, or (B) 25% of our net income determined (1) without reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period. Notwithstanding the above limitation, we may reimburse amounts in excess of the limitation if a majority of our independent directors determines that such excess amounts were justified based on unusual and non-recurring factors. Due to the limitation discussed above and because operating expenses incurred directly by the Company exceeded the 2% threshold, the board of directors, including all of its independent directors, reviewed the total operating expenses for the four fiscal quarters ended December 31, 2012 and the Company’s total operating expenses for the four fiscal quarters ended March 31, 2013 and unanimously determined the excess amounts to be justified because of the costs of operating a public company in its early stage of operation and the Company’s initial difficulties with raising capital, which are expected to be non-recurring. As the board of directors has previously approved such expenses, all operating expenses for the year ended 2012 and the three months ended March 31, 2013 have been expensed as incurred.

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Share Repurchase Plan

Our board of directors has adopted a share repurchase plan that permits you to sell your shares back to us, subject to conditions and limitations of the plan. Among other limitations, we will not repurchase in excess of 5% of the number of outstanding shares of common stock as of the same date in the prior calendar year. Also, the cash available for repurchase will be limited to the net proceeds from the sale of shares under our DRP during the previous fiscal year. Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice.

During the year ended December 31, 2012, the Company redeemed $271,772 of common stock as a result of redemption requests. Proceeds from our DRP for the year ended December 31, 2011 were $212,767, which under our share redemption plan, establishes the maximum amount of redemption requests we may satisfy during the year ended December 31, 2012, subject to exceptional circumstances as determined by our board of directors. As of December 31, 2012, we received a total of four redemption requests during the twelve month period ended December 31, 2012 for an aggregate of 10,500 shares, not including the partial and wholly deferred redemption requests from the year ended December 31, 2011, as discussed above. We honored the deferred redemption requests from 2011 in full. Of the remaining four redemption requests, we honored a total of 8,000 shares aggregating $79,750, of which $59,005 was repurchased based on extraordinary circumstances, and deferred the remaining redemption requests with respect to 2,500 shares. The average redemption price for the fulfilled redemptions during the twelve months ended December 31, 2012 was $9.96 per share. Funds for the payment of redemption requests were derived from the proceeds of our DRP and net proceeds from the sale of our interest in the Meadowmont property. As the Company receives additional share redemption requests, such shares will be queued for repurchase in 2013 in accordance with the terms of the share repurchase plan and subject to the funds available from the sale of shares under our DRP during 2012.

During the three months ended March 31, 2013, the Company redeemed $23,125 of common stock as a result of a partially deferred redemption request from the year ended December 31, 2012. Proceeds from our DRP for the year ended December 31, 2012 were $454,711, which under our share redemption plan establishes the maximum amount of redemption requests we may satisfy during the year ended December 31, 2013, subject to exceptional circumstances as determined by our board of directors. In September 2012, shares totaling $59,005 were repurchased based on extraordinary circumstances, leaving $395,706 available to fulfill redemption requests in 2013. As of March 31, 2013, we received a total of one redemption request during the three months ended March 31, 2013 for 10,000 shares, not including the partially deferred redemption request from the year ended December 31, 2012 in the amount of $23,125. We honored the deferred redemption requests from 2012 in full. With respect to the remaining redemption request, we deferred the full 10,000 shares. The average redemption price for the fulfilled redemptions during the three months ended March 31, 2013 was $9.25 per share. Funds for the payment of redemption requests were derived from the proceeds of our DRP. Based on the amount of net proceeds raised from the sale of shares under the DRP during the year ended December 31, 2012, totaling $454,711, less the $59,005 redeemed in September 2012 based on extraordinary circumstances, up to $395,706 additional redemption requests from 2012 and in 2013 may be redeemed in 2013. As the Company has received an additional redemption request for $100,000 that it will have capacity to fill in 2013 based on net proceeds from the sale of the shares under the DRP for the year ended December 31, 2012, it has reclassified this amount from redeemable common stock to other accrued liabilities as of March 31, 2013.

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